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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
FLAGSTAR BANCORP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
337930101
(CUSIP Number)
Robert H. Weiss
General Counsel
MP (Thrift) Global Advisers III LLC
520 Madison Avenue, 35th Floor
New York, New York 10022
(212) 651-9525
Copy to:
George Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4945
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 27, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP Thrift Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MPGOP III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MPGOP (Cayman) III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Global Partners III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. David J. Matlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. Mark R. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Global Advisers III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

Item 1. Security and Issuer
This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin and Mark R. Patterson, each as a 50% managing member of MPT, and (viii) MP (Thrift) Global Advisers III LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”) on February 4, 2009 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Schedule 13D filed on February 19, 2009, February 27, 2009, July 6, 2009, and February 1, 2010, respectively. This Amendment filed is being filed solely to correct a typographical error in Item 5 of Amendment No. 4 filed with the SEC on February 1, 2010. The class of equity securities to which this Amendment relates are shares of common stock of Flagstar Bancorp, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan, 48098. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 5. Interests in Securities of the Issuer
The second sentence of the fourth paragraph of Item 5 of Amendment No. 4 is hereby revised and restated to correct an inadvertent typographical error, with effect from the date of the event giving rise to this Amendment, to read as follows:
“In the event that the Capital Securities are converted the Reporting Persons will beneficially own a minimum of 822,535,212 shares (assuming an applicable conversion price of $2.00) and a maximum of 860,035,212 shares of Common Stock (assuming an applicable conversion price of $0.80) representing, respectively, 89.7% and 90.1% of the total voting power of the voting stock of the Issuer.”

Item 7. Material to be Filed as Exhibits

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated January 29, 2010.

Exhibit II	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

SIGNATURES
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2010

MP Thrift Investments L.P.

By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: General Counsel

MPGOP III Thrift AV-I L.P.

By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

MPGOP (Cayman) III Thrift AV-I L.P.

By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) Global Partners III LLC

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) Asset Management LLC

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss Title: General Counsel

MP (Thrift) LLC

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

David J. Matlin

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: Attorney-in-Fact

Mark R. Patterson

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: Attorney-in-Fact

MP (Thrift) Global Advisers III LLC

By:	/s/ Robert H. Weiss

Name: Robert H. Weiss
Title: General Counsel

EXHIBIT INDEX

Exhibit	Title

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated January 29, 2010.

Exhibit II	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).